UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐   Yes            ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date April 4, 2019	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

（Stock code 股份代號：00670）

NOTIFICATION LETTER 通 知 信 函

4 April 2019

Dear Investor(Note 1),

China Eastern Airlines Corporation Limited (the “Company”)

Notice of publication of (i) Circular for the 2018 Annual General Meeting and (ii) Notice of the 2018 Annual General Meeting of the Company (the “Current Corporate Communication”)

The English and Chinese versions of the Current Corporate Communication are available on the Company’s website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those websites. On the Company’s website, the Current Corporate Communication can be found under the “Investor Relations” section by clicking “About China Eastern” under the section headed “About Us” on the home page.

If you want to receive a printed version of the Current Corporate Communication or change your means of receipt of Corporate Communications in the future, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the Company c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label at the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of China Eastern Airlines Corporation Limited Wang Jian Company Secretary

Note 1:

This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the electronic version of the Corporate Communications. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

Note 2:

“Corporate Communications” refers to any documents issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’ reports, annual accounts together with auditors’ reports) and, where applicable, summary financial reports; (b) interim reports and, where applicable, summary interim reports; (c) notices of meetings; (d) listing documents; (e) circulars; (f) proxy forms; and (g) reply slips.

致投資者(附註1)：

中 國 東 方 航 空 股 份 有 限 公 司 （ 「 本 公 司 」 ）

本 公 司 (i) 2018 年 度 股 東 週 年 大 會 通 函 及 (ii) 2018 年 度 股 東 週 年 大 會 通 知 之 發 佈 通 知 ( 「 本 次 公 司 通 訊 文 件 」)

本 次 公 司 通 訊 文 件 的 中 、 英 文 版 本 已 上 載 於 本 公 司 網 站 (www.ceair.com) 及 香 港 聯 合 交 易 所 有 限 公 司 網 站 （ www.hkexnews.hk ） 。 請 於 該 等 網 站 瀏 覽 本 次 公 司 通 訊 文 件 。 本 次 公 司 通 訊 文 件 可 在 本 公 司 主 頁 按 「 走 進 東 航 」 ( 「 關 於 東 航 」 項 下 ) ， 再 在 「 投 資 者 關 係 」 一 項 下 選 取 。

如     閣 下 欲 收 取 本 次 公 司 通 訊 文 件 之 印 刷 本 或 更 改 日 後 收 取 公 司 通 訊 文 件 之 收 取 途 徑 ， 請     閣 下 填 妥 在 本 函 背 面 的 申 請 表 格 ( 「 申 請 表 格 」 ) ， 並 使 用 隨 附 之 郵 寄 標 籤 寄 回 ， 如 在 香 港 投 寄 則 毋 須 貼 上 郵 票 。 申 請 表 格 請 經 香 港 證 券 登 記 有 限 公 司 （ 「 香 港 證 券 登 記 處 」 ） 寄 回 本 公 司 ， 地 址 為 香 港 灣 仔 皇 后 大 道 東 183 號 合 和 中 心 17M 樓 。 申 請 表 格 亦 可 於 上 述 網 站 內 下 載 。 此 外 ， 閣 下 亦 可 以 電 郵 方 式 發 送 申 請 表 格 掃 描 本 到 cea.ecom@computershare.com.hk 。

如 對 本 函 內 容 有 任 何 疑 問 ， 請 致 電 香 港 證 券 登 記 處 電 話 熱 線 (852) 2862 8688 ， 辦 公 時 間 為 星 期 一 至五 （ 公 眾 假 期 除 外 ） 上 午 9 時 正至 下 午 6 時 正 。

代 表 中 國 東 方 航 空 股 份 有 限 公 司 汪 健 公 司 秘 書 謹 啟

二 零 一 九 年 四 月 四 日

附註 1：	本 函 件 收 件 對 象 為 本 公 司 非 登 記 股 份 持 有 人 。 該 等 人 士 的 股 份 存 放 於 中 央 結 算 及 交 收 系 統( 中 央 結 算 系 統 ) 並 他 們 已 經 通 過 香 港 中 央 結 算 有 限 公 司 通 知 本 公 司 ， 希 望 收 到 公 司 通 訊 文 件 的 電 子 版 。 如 果 閣 下 已 出 售 或 轉 讓 所 持 有 的 本 公 司 股 份 ， 則 無 需 要 理 會 本 函 件 及 其 背 面 的 申 請 表 格 。
附註 2：	「 公 司 通 訊 文 件 」 指 任 何由 本 公 司 刊 印 或 將 會 刊 印 以供 參 考 或 行 動 的 文 件 ， 包 括 但不 限 於 ： (a) 年 度 報 告 ( 包 括 但 不 限 於 董 事 會 報 告、 年 度 財 務 報 表 連 同 核 數 師 報告 ) 及 財務 摘 要 報 告 ( 如 適 用 ) ； (b) 中 期 報 告 及 中 期 摘 要 報 告 ( 如 適 用 ) ； (c) 會 議 通 告 ； (d) 上 市 文 件 ； (e) 通 函 ； (f) 委 任 代 表 表 格 ; 及 (g) 回 條 。

CCS5375 CEAH_NRH

Request Form 申請表格

To: **China Eastern Airlines Corporation Limited (the "Company")**
(Stock code: 00670)
c/o Hong Kong Registrars Limited
(the "Hong Kong Share Registrar")
17M Floor,
Hopewell Centre, 183 Queen's Road East,
Wanchai, Hong Kong

致： **中國東方航空股份有限公司（「公司」）**
（股份代號：00670）
經香港證券登記有限公司
（「香港證券登記處」）
香港灣仔皇后大道東 183 號
合和中心 17M 樓

I/We would like to receive the following printed copy(ies) of the Corporate Communication(s) of the Company as indicated below:
本人／我們現在希望以下列方式收取公司所有公司通訊文件之印刷本：

(Please mark **ONLY ONE** (**X**) of the following boxes)
(請從下列選擇中，僅在其中**一個空格**內劃上「**X**」號)

☐ to receive printed copy of the **CURRENT Corporate Communication** only; **OR**
僅收取**本次公司通訊文件**的印刷本；**或**

☐ to receive printed copies of the **CURRENT Corporate Communication and ALL FUTURE** Corporate Communications.
收取**本次公司通訊文件及將來所有**公司通訊文件之印刷本。

Name(s)#
姓名#

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Signature
簽名

Address#
地址#

(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)

Contact telephone number
聯絡電話號碼

Date
日期

 # You are required to fill in the details if you download this request form from the Company's website or the website of The Stock Exchange of Hong Kong Limited.
假如 閣下從公司網站或香港聯合交易所有限公司的網站下載本申請表格，請必須填上有關資料。

Notes:
附註：

1. Please complete all your details clearly.
請 閣下清楚填妥所有資料。
2. This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive electronic version of the Corporate Communication.
本申請表格應由公司非登記股份持有人填寫。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知公司，希望收到公司通訊文件的電子版。
3. Any form with more than one box marked (X), no box marked (X), no signature or otherwise incorrectly completed will be void.
如在本表格作出超過一項選擇、未有作出選擇、未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4. The above instruction will apply until you notify to the Company c/o the Hong Kong Share Registrar to the contrary or unless you have at anytime ceased to have H shares in the Company.
上述指示將適用直至 閣下經香港證券登記處通知公司另外之安排或任何時候停止持有公司的H股。
5. We do not accept any special or other instructions written on this Request Form.
任何在本申請表格上手寫的額外或其它指示，公司將不予處理。

* *The Current Corporate Communication of the Company refers to (i) Circular for the 2018 Annual General Meeting and (ii) Notice of the 2018 Annual General Meeting.*
本申請表格所提及之公司本次公司通訊文件指 (i) 2018 年度股東週年大會通函及(ii) 2018 年度股東週年大會通知。

04042019 1 0

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。
如在本港投寄毋須貼上郵票。
Please cut the mailing label and stick it on the envelope
and return this Request Form to us.
No postage is necessary if posted in Hong Kong.

郵寄標籤 MAILING LABEL

香港證券登記有限公司
Hong Kong Registrars Limited
簡便回郵號碼 Freepost No. 37
香港 Hong Kong